UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER
SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES
EXCHANGE ACT OF 1934.

Commission File Number  333-102511-14

BRAND ENERGY & INFRASTRUCTURE SERVICES, INC.
(Exact name of registrant as specified in its charter)

2505 South Main Street
Kennesaw, GA 30144
(678) 285-1498
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

12% Senior Subordinated Notes due 2012
Guarantees of 12% Senior Subordinated Notes due 2012
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
	☐	Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:

12% Senior Subordinated Notes due 2012:  Fewer than 10; likely only two.
Guarantees of 12% Senior Subordinated Notes due 2012:  Fewer than 10; likely only two.

Pursuant to the requirements of the Securities Exchange Act of 1934, Brand Energy & Infrastructure Services, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 9, 2007	BRAND ENERGY & INFRASTRUCTURE SERVICES, INC.

	By:	/s/ James R. Billingsley
James. R. Billingsley
Vice President and Secretary